Exhibit 99.1

Nano Dimension Sends Letter to Shareholders and Releases Video

Shareholders Have Stark Choice: Vote for a Board that Is Building Significant Long-Term Value; Or Turn the Keys Over to a Bad Actor Who Has No Knowledge of the Industry or Ability to Run the Company

Murchinson’s Self-Serving Campaign is an Attempt to Obtain Nano’s Cash Reserves and Derail the Company’s Progress While Elevating its Profile as an “Activist”

Nano Urges Shareholders to Protect Their Investment and Vote “FOR” All of Nano’s Highly Qualified Nominees

To Learn More Visit: www.ProtectingNanoValue.com

Waltham, Mass., Aug. 16, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension”, “Nano” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, today sent a letter to shareholders in connection with the Company’s upcoming 2023 Annual General Meeting of Shareholders (the “Annual Meeting”).

In connection with the Annual Meeting and its letter to shareholders, the Company also released a video from CEO and Chairman, Yoav Stern, in which he highlights Nano’s strong performance and the significant long-term value creation opportunity, while underscoring Murchinson’s lack of a strategic plan and aim to gain access to the Company’s cash reserves at the expense of other shareholders. The video can be viewed at www.ProtectingNanoValue.com.

Nano’s Board urges shareholders to protect their investment and the future of the Company by voting today “FOR” ALL of Nano’s highly qualified nominees. The Annual Meeting will be held on Thursday, September 7th, at 8:00 a.m. ET. Shareholders of record as of the close of business on July 31st, 2023, are entitled to vote at the meeting. Votes must be received by 12:00 p.m. ET on August 31, 2023. Please follow the instructions on your voting instruction form as your broker may impose earlier voting cut-offs.

The Company’s definitive proxy statement and other important information and resources related to the Annual Meeting can be found at www.ProtectingNanoValue.com or the investor relations page of the Company’s website.

The full text of the letter can be found below.

Dear Fellow Shareholder,

We would like to remind you of the important decision you have to make at the upcoming Annual General Meeting of Shareholders (“AGM”) of Nano Dimension Ltd. (“Nano” or the “Company”) on Thursday, September 7th, 2023. Do not delay as your vote must be received by 12 p.m. ET on August 31, 2023.

You face a stark choice as a Nano shareholder. You can either:

●	Vote for ALL of Nano’s highly qualified directors, allowing our Board to continue executing on our strategic plan that is building significant long-term value for all Nano shareholders; – OR –

●	Vote for the nominees of a self-interested hedge fund that have no understanding of our business, no strategic plan and likely intend to liquidate Nano’s cash assets at the expense of other shareholders.

*Should EVEN ONE of Murchinson’s nominees get elected, Nano’s CEO announced he plans to resign, and senior management indicated potentially similar intentions.

THERE IS NO “IN-BETWEEN”

If you do not vote for ALL of Nano’s director candidates – who are each committed to protecting your investment – you will be turning the keys over to a bad actor with questionable motives and no knowledge of the industry or ability to run the company.

Murchinson Ltd. (“Murchinson”) is attempting to derail the Company’s progress and replace our deeply experienced Board members with three unqualified director candidates who have NO additive skills, NO strategic plan, and NO independence from Murchinson. We believe Murchinson’s intention is to dismantle the Company, jeopardizing the future value creation opportunity for other shareholders.

WE STRONGLY URGE YOU TO VOTE “FOR” ALL OF NANO’S HIGHLY QUALIFIED DIRECTOR CANDIDATES

Murchinson has no plan to create value for Nano’s shareholders and intends to liquidate the Company’s cash assets.

We believe Murchinson is motivated by a desire to elevate its own profile and make a quick profit by liquidating Nano at the expense of substantial long-term value creation potential for other shareholders.

Murchison’s own senior analyst, Mr. Moshe Sarfaty, in his July 2023 court testimony in response to questions from an Israeli court judge regarding Murchinson’s understanding of Nano’s business activities and valuation, responded with, among other things:

“I don’t analyze the activity because I don’t understand 3D printing…. we really have no idea what is good and what is not good to do here.”

With no insight into the business, one can only conclude that Murchinson’s intention is to take control of the Company and liquidate Nano’s cash assets.

Nano’s strategy is delivering results. This proxy contest risks jeopardizing Nano’s mission, the progress we have made and our long-term shareholder value trajectory.

Under Nano’s current strategy, our revenue tripled from 2020 to 2021 and grew more than 12x between 2020 and 2022. We expect revenue to continue growing as we advance Nano’s “buy and build” platform scaling strategy. Nano’s consequent focus on sales wins and new product development has led to consistent LTM revenue growth for the last eight quarters with a 2023 run-rate revenue of ~$60 million.

Nano’s Performance 2020-2023:

Nano’s ambitious and focused M&A strategy, combined with strong organic growth, has already driven significant value creation in recent years:

●	$4.4M revenue run rate in 2020 - 2021, up to $60M annual revenue run-rate based on Q1/2023

●	Close to 50% organic growth over the last since Q3/2022

●	Adjusted gross margins approaching 50%

●	6 synergistic product lines with hundreds of machines sold across four continents:

o	AME

o	Additive Electronics

o	AM for Metal and Ceramic

o	Micro-Additive Manufacturing

o	Ink Systems

o	Deep Learning AI for Industrial, AM, AME, and other applications

●	6 integrated acquisitions and $1.1 billion of cash, cash equivalents, deposits, and investments

●	Five R&D and manufacturing centers in the Netherlands, Switzerland, Germany, the UK, and Israel

●	Sales & marketing and operations in Boston (USA), Germany, the Netherlands, the UK, and Australia.

Our disciplined approach to capital allocation has enabled us to enter the next phase of this market – when capital is tight for our peers – with the cash firepower to continue to build our business. This is a direct result of our leadership’s ability to be decisive and forward-thinking in raising $1.5 billion in equity financing at the right time between April 2020 and April 2021 – when our valuation was particularly favorable, and cost of capital was low.

Our strong balance sheet leaves us ideally positioned to act as a consolidator in the highly fragmented market landscape and continue our track record of opportunistic M&A focused on shareholder return-on-investment. This includes out recently announced acquisition of technology and intellectual property of the U.K.-based company Additive Flow, which supplies solutions for 3D design simulation and optimization.

Our best-in-class team of executives has consistently unlocked the potential of acquired companies. Overall, companies acquired by Nano have significantly outgrown and outpaced peers in the industry after joining Nano.

We’re also committed to returning cash to shareholders, and the Nano Board recently authorized the repurchase of $227.5 million in American Depository Shares, subject to Israeli court approval.

YOUR INVESTMENT IN NANO IS AT STAKE AND THE CHOICE IS CLEAR:

●	Protect the long-term value creation opportunity your Nano Dimension shares present by voting FOR all of the Company’s board nominees, or

●	Allow a self-interested bad actor with NO strategic plan to gain access to liquidate your company and use Nano’s significant cash reserves for its own benefit.

*Should EVEN ONE of Murchinson’s nominees get elected, Nano’s CEO announced he plans to resign, and senior management indicated potentially similar intentions.

We urge you to protect your investment and the significant value creation opportunity that Nano represents and vote FOR the current Nano Board.

1.	Source: 13D filing by Murchinson Ltd., as amended, March 6, 2023

Do not let bad actors with questionable motives jeopardize your investment! Vote “FOR” ALL of Nano Dimension’s highly qualified, top-caliber director candidates today.

Your vote is important. Throw away any proxy materials you may receive from Murchinson. If you have already voted, you can change your vote simply by following the instructions on your voting instruction form. Only your latest-dated vote will be counted.

Votes must be received by 12:00 p.m. ET on August 31, 2023. Please follow the instructions on your voting instruction form as your broker may impose earlier voting cut-offs.

VOTE “FOR” all of our Board nominees.

Your vote is important. Voting is easy – you can use any of the methods below by following the instructions on your voting instruction form:

ELECTRONIC: Locate the control number included on your voting instruction form and follow the easy instructions indicated.

E-MAIL: If you have received your proxy materials via e-mail, you can click the “VOTE NOW” button in the body of the e-mail.

MAIL: Mark, sign, and date your voting instruction form and return it in the postage-paid envelope provided. If you vote electronically, you do not need to return your voting instruction form by mail.

If you have questions about how to vote your shares, please contact:

INNISFREE M&A INCORPORATED Shareholders, Call Toll-Free: at (877) 717-3923 (for U.S. and Canada) Or +1 (412) 232-3561 (all other countries). Banks and Brokers, Call Collect: (212) 750-5833

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this letter when it discusses revenue growth, M&A opportunities, shareholder value/returns and Murchinson’s intentions related to the Company. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this letter. The forward-looking statements contained or implied in this letter are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this letter. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com

NANO DIMENSION MEDIA CONTACT

Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com

To learn more, visit ProtectingNanoValue.com

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